August 3, 2005
Via EDGAR Mr. Nili Shah
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

RE:	NS Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 9, 2005 File No. 1-9838
Dear Mr. Shah:
This letter sets forth the response of NS Group, Inc. (the “Company”) to the comment of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated July 21, 2005 with respect to the above-referenced filing (the “Comment Letter”).
For ease of reference, the Commission’s comment is reproduced below in its entirety in bold and is followed by the corresponding response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
Note 12 – Income Taxes, Page 63
1.	We note that from your disclosure on page 26, that you anticipate that income from operations will improve in 2005. This is consistent with the strong revenue and earnings growth over the prior 5 quarters and with the positive market conditions and expectations included in your February 8, 2005 press release. Presumably, management would not provide such earnings guidance unless management assessed that the probability of actualization was more likely than not. If 2005 pre-tax income exceeds the 2004 level of $78 million then (at a 35% tax rate) 2005 income tax expense would exceed $27 million. Therefore it would appear that most of the $33 million net operating tax loss (NOL) deferred tax asset at December 31, 2004 would be realizable. In a letter of supplemental information, please tell us why you concluded that a valuation allowance was needed to reduce your deferred tax assets at 12/31/04 and at 3/31/05. Please address the factors in paragraphs 20-25 of SFAS 109.

Also, it appears that a critical accounting policy disclosure is needed to inform readers about the financial statement impact of management’s estimated deferred tax asset valuation allowance. Specifically, readers should be advised why the reserve is required given management’s expectations of improved profitability. Readers should also be advised that, if operating income is generated in 2005 as expected by management, this loss may enable the Registrant to recognize substantially less income tax expense in 2005. Please see FR-60.
Response to Comment 1
As part of the preparation of its December 31, 2004 financial statements, the Company went through a process to evaluate the realizability of its deferred tax assets in accordance with SFAS 109. This process considered all available evidence, both positive and negative, to determine whether a valuation allowance was needed.

Among the positive evidence considered by the Company was management’s view concerning macro market indicators described in MD&A (see the last two sentences in paragraph 1 and the last sentence in paragraph 2 on page17), such as our prospective view on natural gas prices and rig count, which led the Company to disclose in MD&A, as cited by the Staff, that “based on our current market outlook [emphasis added], we believe income from operations will improve in 2005...”

Among the negative evidence considered by the Company were the following:
•	The Company operates in a cyclical and very volatile industry which can experience sudden swings in results. Examples include:
•	The year 2004 was the Company’s first profitable year since 1998. In terms of recent history, in the two years preceding 2004, the Company incurred pre-tax losses in seven out of eight quarters. The only profitable quarter, the fourth quarter of 2003, came as the result of $4.6 million of receipts for a litigation settlement and an anti-dumping subsidy. This eight quarter period that preceded the Company’s profitable 2004 year also lacked clear direction as to sales trends.

•	Seamless pipe shipments increased for the first two quarters of 2002 only to fall to a level just 70% of the prior peak in subsequent quarters.

•	Similarly, in 2001, shipments increased for two quarters only to decrease for three quarters to a level half of the previous peak.

•	At the end of year 1999, the Company had produced six quarters of improved welded pipe shipments with a peak of 110,900 tons in the fourth quarter of 1999, only to see the volume of shipments drop to 59,400 tons, or almost in half, just two quarters later as market conditions changed.
This is evidence that it is very difficult to determine a trend in this industry and the change in direction of shipments and related revenues can be severe.
•	The Company had an accumulated deficit of approximately $86 million at December 31, 2004.

•	As indicated in MD&A (see the fourth paragraph on page 19), one of the large drivers of improved results in 2004 was the fact that customers were paying the higher prices charged by the Company due to the increased price of steel. However, as also disclosed in MD&A (see the fifth paragraph on page 19), the Company could give no assurance that customers would continue to pay the higher prices.

•	As also discussed in MD&A (see the second paragraph on page 18 and the risk factors in Exhibit 99.1), the Company was concerned that the high demand for its products would generate increased imported goods competition which could reduce both shipments and pricing.
The Company carefully weighed these factors as required by paragraph 25 of SFAS 109. In evaluating the objective verifiability of these factors, the Company concluded that the negative evidence was more convincing than the earnings outlook for 2005 which was qualified by reference to market conditions, especially given the documented volatility of shipments in the industry. Accordingly, the Company concluded that a valuation allowance for its net operating losses was appropriate at December 31, 2004.

At the end of the first quarter of 2005, the Company developed its expected effective tax rate applicable for the full fiscal year of 2005 and applied that rate to first quarter results of operations as required by APB No. 28. The Company’s financial outlook at the end of the first quarter of 2005 reflected previously unanticipated favorable changes to steel costs late in the first quarter, and an outlook of continued steel cost improvements through the second quarter due to supply/demand imbalance in the steel industry. At the end of the first quarter, the Company concluded, based on the weighing of then available positive and negative factors, that it expected to generate sufficient taxable income in 2005 to utilize all of its federal Net Operating Loss (NOL) carryforwards. In accordance with paragraph 193 of SFAS 109, the Company considered the impact of the realization of the NOL carryforwards in the computation of the estimated annual effective tax rate. Accordingly, the annual effective tax rate used by the Company for the quarter ended March 31, 2005 was approximately 15%.

At the end of the second quarter of 2005, the Company again re-evaluated its financial outlook based on the latest available market information. The reduced price for both steel scrap and steel coils which began late in the first quarter did in fact continue through the second quarter. While the outlook for steel costs continues to be reasonable, the Company is concerned about the level of OCTG imports, which have risen significantly in 2005. However, in weighing these factors, the Company has concluded that certain deferred tax assets which reverse in years after 2005 are more likely than not realizable. In accordance with paragraph 194 of SFAS 109, the effects of these changes should be recognized in the second quarter when the determination that the valuation allowance was not needed was made rather than by adjusting the estimated annual effective tax rate for the remainder of the year. Accordingly, the effective tax rate in the second quarter was 7.6% which reflected the impact of releasing the valuation allowances related to $3.0 million of deferred tax assets which reverse in years after December 31, 2005.

Finally, with respect to its disclosures about the judgments involved in accounting for income taxes, the Company notes that income taxes and the recoverability of deferred tax assets are covered in its critical accounting policies in MD&A (see page 30). However, the Company agrees with the Staff that such disclosures could be more robust and will expand such disclosures prospectively beginning with its 2005 second quarter Form 10-Q.
In accordance with the request in the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct your questions or comments to me at (859) 292-6807.
Very truly yours,
NS Group, Inc.
By: /s/ Thomas J. Depenbrock
       Vice President – Finance, Treasurer and Chief Financial Officer

cc:	Ms. Tracey McKoy Staff Accountant Mail Stop 7010